

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2019

Bryan Glass
President
XLR MEDICAL CORP.
20 West Park Avenue, Suite 207
Long Beach, NY 11561

> **Re: XLR MEDICAL CORP.**
> **Registration Statement on Form 10-12G**
> **Filed April 30, 2019**
> **File No. 000-50026**

Dear Mr. Glass:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: William Ruffa, Esq.